AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

[redacted]

08005557

October 10, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

SUPPL

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of a news release dated October 7, 2008.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

dlw 10/27

SCHEDULE A

1. News Release dated October 7, 2008.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo Resources Appoints Four New Directors

TORONTO, Oct. 7 /CNW/ - Africo Resources Ltd (TSX:ARL) is pleased to announce the appointment of Dr. Jim Cook, Mr. Pieter Deboutte, Mr Matthew Fisher, and Mr Douglas Ryan to its board of directors, replacing Mr. David Adamson, Mr. John Dixon and Mr. Michael O'Brien. Mr. O'Brien remains the Chief Financial Officer of the company. The appointments follow the closing of the C$100 million Camrose private placement on July 24, 2008, described in our press release of that date.

Per Dr. Tony Harwood, Africo's CEO and President, the new appointments will enhance Africo's transition from exploration to production. "We appreciate the valued contributions of our outgoing directors. Each of our new directors brings specialized experience to the board. I'm delighted to welcome them and we look forward to an active year," declared Dr. Harwood.

Dr. Cook, President and CEO of Rio Tinto Iron and Titanium (RTIT) from 2001 to 2007, had overall profit and loss responsibility for annual sales in excess of US$1.5 billion from operations in Quebec, Richards Bay (South Africa) and Madagascar. Prior to his tenure as President he held various technical, operations and sales and marketing positions including General Manager of Richards Bay Iron and Titanium. Dr. Cook has BSc. and PhD degrees in Metallurgy from Strathclyde University in Glasgow.

Mr. Deboutte is a board member of Banque Internationale de Crédit (BIC) in the DRC and serves on the board of other mining companies based in the DRC. A former board member of DCP Sprl (the subsidiary of Nikanor plc), Mr. Deboutte also was a Commercial Manager for an ING Insurance and Savings Bank in Belgium. He holds a Masters degree in International Politics and one in Linguistics from the University of Antwerp.

Mr. Fisher has practised law in England and Israel since 1998 and has advised on joint ventures as well as public and private merger and acquisition transactions in the African mining sector since 2004. He holds a BA in Law and a Master of Arts from University of Cambridge, England. Mr Fisher qualified to the Supreme Court of England and Wales in September 2000. He was called to the Israeli Bar in November 2005.

Mr. Ryan is a business author and an accredited mediator. He has held various managerial positions in business and commerce including National Representative to the European Union Regional Transitional Cooperation. Mr. Ryan holds a BA from Middlesex University (UK) in Law with Management, a Post Graduate Certificate in Executive Management from Durham University (UK), and an Executive Diploma in Management from the Chartered Institute of Management.

Note for editors:

Africo Resources Ltd. is a Canadian mineral company engaged in developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking

statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
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%SEDAR: 00024685E

/For further information: Dr. Tony Harwood, President and Chief Executive Officer on Tel: +27(11) 463-0081; Diana Snyder, Investor Relations on Tel: (305) 669-6873; Michael O'Brien, Chief Financial Officer on Tel: (604) 646-3225; In South Africa: Charmane Russell on Tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 07:53e 07-OCT-08

END